UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Years Ended October 31, 2010 and October 25, 2009

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and the Trustees

Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of October 31, 2010 and October 25, 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2010 and October 25, 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
April 22, 2011

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 31, 2010	October 25, 2009
Assets
Investments, at fair value	$102,020,978	$91,619,728
Receivables:
Contributions from Jennie-O Turkey Store	143,999	144,370
Contributions from participants	89,552	78,097
Promissory notes from participants	7,784,736	6,306,591
Total receivables	8,018,287	6,529,058
Total assets, at fair value	110,039,265	98,148,786

Liabilities
Administrative fees payable	45,667	36,704
Net assets available for benefits, at fair value	109,993,598	98,112,082
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(64,909)	502,866
Net assets available for benefits	$109,928,689	$98,614,948

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	October 31, 2010	October 25, 2009
Additions:
Contributions from Jennie-O Turkey Store	$7,257,280	$6,757,074
Contributions from participants	4,480,888	4,058,212
Employee rollover	20,260	37,741
Investment income	1,115,820	1,584,565
Interest income promissory notes receivable	357,406	370,904
Total additions	13,231,654	12,808,496

Deductions:
Distributions	8,451,286	5,552,024
Administrative expenses	177,253	118,082
Total deductions	8,628,539	5,670,106

Net realized and unrealized appreciation in fair value of investments	6,710,626	15,599,362
Net additions	11,313,741	22,737,752
Net assets available for benefits at beginning of year	98,614,948	75,877,196
Net assets available for benefits at end of year	$109,928,689	$98,614,948

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 31, 2010

1. Significant Accounting Policies

The accounting records of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value. See Note 3 for further discussion of fair value measurements.

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Company early adopted ASU 2010-25 for the year ended October 31, 2010. Participant loans have been reclassified to promissory notes receivable from participants as of October 31, 2010 and October 25, 2009. Interest income related to promissory notes has been reclassified to interest income promissory notes receivable.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The Company will adopt ASU 2010-06 for the plan year ending October 30, 2011, and the adoption is not expected to have an affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan has evaluated its subsequent events through April 22, 2011, the date the financial statements are available to be issued.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document or Summary Plan Description for a more complete description of the Plan’s provisions. Effective October 25, 2003, the Jennie-O Pension Plan and Trust and the accounts for all participants who were not exempt from minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 in the West Central Turkeys Retirement Savings Plan were merged into and with the Jennie-O Foods, Inc. Hourly Employee 401(k) Savings Plan. The new combined plan was renamed the Jennie-O Turkey Store Retirement Savings Plan. Assets from the previously terminated Turkey Store Company Employees’ Stock Ownership Plan were rolled into the Plan on December 31, 2003.

The Plan is a contributory defined-contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store, Inc. (the Company) who have completed 180 days of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s year-end is the last Sunday of October.

Each year, participants may contribute up to 50% of pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. An eligible employee who has not made an election to participate shall be deemed a member of the Plan and will automatically contribute 2% to the Plan through payroll deduction. Effective October 25, 2003, the Company’s matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. Effective October 25, 2003, the Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings. Participants are eligible to direct the investment of their employee account balance. Forfeitures of terminated employees’ unvested interests may be used to reduce employer contributions.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants’ employee savings contributions are fully vested immediately. The Company’s 4.0% (fixed) contribution made before October 28, 2007, vests after five years of vesting service, and the Company’s matching contribution vests after three years of vesting service.

Beginning October 28, 2007, all employers’ fixed and matching contributions will vest after three years of vesting service.

Amounts forfeited upon early termination of employment are used either to restore the nonvested accounts of rehired participants or lost distributees, or to reduce further employer contributions. Forfeitures used to reduce employer contributions for the years ended October 31, 2010 and October 25, 2009, were $705,194 and $903,417, respectively. The value of forfeited nonvested accounts at October 31, 2010 and October 25, 2009, was $95,197 and $20,727, respectively.

Promissory notes receivable represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their account(s) a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. If a participant has more than one account, the loans shall be deemed to have been made from the accounts in the following sequence: Rollover Account, Employee Savings Account, WCT Employer Contribution Account, and Employer Matching Account.

Loan transactions are treated as transfers from (to) the investment fund to (from) the loan fund. Loan terms are up to five years, unless the loan is used to acquire a primary residence. The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the first business day of the month the loan originates. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions. No allowance for credit losses has been recorded as of October 31, 2010 or October 25, 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Upon retirement, death, or termination of employment, the participant or beneficiary may, after approval by the Company, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the plan document.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participant accounts would become 100% vested. After payment of the applicable expenses, accounts would be revalued and distributed to the participants.

3. Investments and Fair Value Measurements

During the years ended October 31, 2010 and October 25, 2009, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $6,710,626 and $15,599,362, respectively, as follows:

	October 31, 2010	October 25, 2009
Net appreciation in fair value during the year:
Collective funds	$467,793	$638,263
Mutual funds	6,242,833	14,961,099
	$6,710,626	$15,599,362

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of 2010 and 2009 is as follows:

	October 31, 2010	October 25, 2009

American Growth Fund of America Class R4	$–	$10,987,376
U.S. Bank Stable Asset Fund	20,107,596	24,046,635
Black Rock International Opportunity Fund Class 1	7,035,495	5,589,243
First American Equity Index Fund Class Y	12,478,898	5,305,631
American Century Small Cap Value Fund	6,207,371	6,625,717
MFS Value Fund Class A	6,748,887	8,588,368
AIM International Growth Fund Class A	7,877,111	7,176,623
Franklin Strategic Income Fund	–	12,969,675
PIMCO Total Return II Institutional Fund	28,044,348	–
Harbor Capital Appreciation Fund	8,113,998	–

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in the common stock of Hormel Foods Corporation, the parent company of Jennie-O Turkey Store, Inc. Such investment totaled approximately 0.20% and 0.30% of total investments at October 31, 2010 and October 25, 2009, respectively.

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements (continued)

•                Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying asset owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market, and thus these investments are classified within Level 1 of the valuation hierarchy.

The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

The international equities investments include a mix of predominately foreign common stocks and cash.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements (continued)

The fixed income investments include a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, common stocks, and cash.

Collective Trusts

The Plan holds an investment in the U.S. Bank Stable Asset Fund (the Fund), which is managed by a third party, that invests in a well-diversified portfolio of investment contracts from highly rated financial institutions and high-quality, fixed income securities combined with book value wrap (wrap) contracts. A wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and is automatically reinvested. The amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by plan participants to reinvest in options that compete with the Fund may be delayed for up to 365 days, and full or partial plan sponsor directed redemptions or terminations may be delayed for up to 365 days. Currently, the Plan does not permit competing guaranteed investment contract, money market, or other fixed income investment options with a duration of less than three years. The Fund is classified as a Level 2 investment.

On November 24, 2010, U.S. Bank liquidated the Fund and the plan received the NAV on the date of liquidation.  The liquidation proceeds were reinvested in the Wells Fargo Stable Return Fund C.

The remaining fund held within collective trusts is also managed by a third party and includes equity securities and cash for which there is an active quoted market. Therefore, this fund is classified as Level 1.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 31, 2010 and October 25, 2009, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 31, 2010
	Fair Value at October 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Mutual funds:
U.S. equities	$38,750,531	$38,750,531	$–	$–
International equities	14,912,606	14,912,606	–	–
Fixed income	28,044,348	28,044,348	–	–
Total mutual funds	81,707,485	81,707,485	–	–

Collective trusts:
Stable value fund	20,107,596	–	20,107,596	–
Hormel Foods Corporation stock fund	205,897	205,897	–	–
Total collective trusts	20,313,493	205,897	20,107,596
	$102,020,978	$81,913,382	$20,107,596	$–

	Fair Value Measurements at October 25, 2009
	Fair Value at October 25, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Mutual funds:
U.S. equities	$30,559,769	$30,559,769	$–	$–
International equities	12,765,866	12,765,866	–	–
Fixed income	23,957,051	23,957,051	–	–
Total mutual funds	67,282,686	67,282,686	–	–

Collective trusts:
Stable value fund	24,046,635	–	24,046,635	–
Hormel Foods Corporation stock fund	290,407	290,407	–	–
Total collective trusts	24,337,042	290,407	24,046,635	–
	$91,619,728	$67,573,093	$24,046,635	$–

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated March 23, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated within the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Jennie-O Turkey Store Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN: 41-0734466 Plan Number: 003

October 31, 2010

Description of Asset	Number of Shares/Units Held	Current Value

Collective trusts:
Orchard Trust Company, LLC:
Hormel Stock Account	15,478 units	$205,897
U.S. Bank Stable Asset Fund, contract value	498,574 units	20,042,687
Total collective trusts		20,248,584

Mutual funds:
Orchard Trust Company, LLC:
PIMCO Total Return II Institutional Fund	2,490,617 shares	28,044,348
First American Equity Index Fund Class Y	580,414 shares	12,478,898
MFS Value Fund Class A	312,883 shares	6,748,887
American Century Small Cap Value Fund	768,239 shares	6,207,371
AIM International Growth Fund Class A	291,853 shares	7,877,111
Janus Forty Fund Class S	9,169 shares	298,269
Black Rock International Opportunity Fund Class 1	205,656 shares	7,035,495
Harbor Capital Appreciation Fund	233,631 shares	8,113,998
Van Kampen Small Cap Growth Fund	478,352 shares	4,903,108
Total mutual funds		81,707,485

Participant loans	Interest rates range from 4.25% to 9.25%, maturing through July 2024	7,784,736
Total assets (Held at End of Year)		$109,740,805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE RETIREMENT SAVINGS PLAN

Date: April 22, 2011	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm